Filed by Quanta Services, Inc.
Pursuant to Rule 425 under the Securities Act of 1933, as
amended, and deemed filed pursuant to Rule 14a-12 under
the Securities Exchange Act of 1934, as amended
Subject Company: InfraSource Services, Inc.
Commission File No.: 001-32164

In connection with the proposed acquisition, Quanta Services, Inc. (“Quanta”) and InfraSource Services, Inc. (“InfraSource”) will file with the Securities and Exchange Commission (the “SEC”) a joint proxy statement/prospectus and other documents regarding the proposed transaction. A joint proxy statement/prospectus will be sent to stockholders of Quanta and InfraSource, seeking their approval of the transaction. STOCKHOLDERS OF QUANTA AND INFRASOURCE ARE URGED TO READ CAREFULLY THE JOINT PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION ABOUT QUANTA, INFRASOURCE, AND QUANTA’S ACQUISITION OF INFRASOURCE. Such proxy statement/prospectus, when available, and other relevant documents may be obtained, free of charge, on the SEC’s web site (http://www.sec.gov).
The joint proxy statement/prospectus and such other documents (relating to Quanta) may also be obtained for free when they become available from Quanta’s website at www.quantaservices.com or from Quanta by directing a request to Quanta Services, Inc., 1360 Post Oak Blvd., Suite 2100, Houston, TX 77056, Attention: Corporate Secretary, or by phone 713-629-7600.
The joint proxy statement/prospectus and such other documents (relating to InfraSource) may also be obtained for free when they become available from InfraSource’s website at www.infrasourceinc.com or from InfraSource by directing a request to InfraSource, 100 West Sixth Street, Suite 300, Media, PA, 19063, Attention: General Counsel, or by phone 610-480-8000.
Quanta, its directors, executive officers and certain members of management and employees may be considered “participants in the solicitation” of proxies from Quanta’s shareholders in connection with the acquisition. Information about Quanta and its directors and executive officers and their ownership of Quanta securities will be contained in the joint proxy statement/prospectus when it is filed with the SEC.
InfraSource, its directors, executive officers and certain members of management and employees may be considered “participants in the solicitation” of proxies from InfraSource’s shareholders in connection with the acquisition. Information about InfraSource and its directors and executive officers and their ownership of InfraSource securities will be contained in the joint proxy statement/prospectus when it is filed with the SEC.
Statements about Quanta’s and InfraSource’s outlook and all other statements in this document other than historical facts are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements rely on a number of assumptions concerning future events and are subject to a number of uncertainties and factors, many of which are outside Quanta’s and InfraSource’s control, which could cause actual results to differ materially from such statements. Forward looking information includes, but is not limited to, statements regarding the new combined company, including Quanta’s and InfraSource’s expected combined financial and operating results; the expected amount and timing of cost savings and operating synergies and whether and when the transactions contemplated by the merger agreement will be consummated. There are a number of risks and uncertainties that could cause results to differ materially from those indicated by such forward-looking statements including the failure to realize anticipated synergies; the result of the review of the proposed merger by various regulatory agencies; the transaction may involve unexpected costs or unexpected liabilities, or the effects of purchase accounting may be different from the companies’ expectations; the businesses of the companies may suffer as a result of uncertainty surrounding the transaction; the industry may be subject to future regulatory or legislative actions that could adversely affect the companies; and the companies may be adversely affected by other economic, business, and/or competitive factors and any conditions imposed on Quanta in connection with consummation of the merger; the failure to receive the approval of the merger by the stockholders of InfraSource and failure to receive the approval of the issuance of Quanta common stock in connection with the merger by the stockholders of Quanta and satisfaction of various other conditions to the closing of the merger contemplated by the merger agreement. These forward-looking statements are also affected by the risk factors, forward-looking statements and challenges and uncertainties described in Quanta’s and InfraSource’s filings with the SEC, which are available free of charge on the SEC’s web site at http://www.sec.gov and through Quanta’s and InfraSource’s websites at www.quantaservices.com and www.infrasourceinc.com, respectively. Quanta and InfraSource expressly disclaim any intention or obligation to revise or update any forward-looking statements whether as a result of new information, future events, or otherwise.

March 19, 2007
Dear Valued Customer,
I am very pleased to tell you that Quanta has today announced that we have agreed to acquire InfraSource Services, Inc. This is very exciting news for our companies and I believe it is a combination that will allow us to better serve our customers.
Combining our resources with InfraSource will create a company with a larger, more flexible workforce, advanced equipment, innovative technologies and proprietary methodologies. InfraSource will bring to Quanta enhanced capabilities in areas such as engineering, transmission and distribution installation and maintenance, substation and industrial services, natural gas distribution, and telecommunications installation and maintenance.
I want to assure you that this transaction will not compromise the high quality day-to-day service and commitment to safety that you have come to expect from partnering with Quanta — we believe it will only enhance them. Our increased size, flexibility and capabilities will allow us to better meet your evolving infrastructure needs and respond quickly and effectively in emergency situations.
Please keep in mind that this announcement is the first step in a long process and, until it closes, we will continue to operate as completely separate companies. Before our companies can combine, certain conditions, such as shareholder and regulatory approvals, must be met. As we indicate in the attached press release, we don’t expect this transaction to close until the third quarter of this year. Should you have any questions during this process, please contact me directly. Additional information can be found on our website at www.quantaservices.com.
All of us at Quanta appreciate your continued support and, as always, we look forward to maintaining our partnership with you well into the future.
Sincerely,
John R. Colson
Chairman and CEO